Filed pursuant to Rule 424(b)(3)

Registration No.: 333-281489

PROSPECTUS SUPPLEMENT No. 8

(To the Prospectus dated May 9, 2025)

BIODEXA PHARMACEUTICALS PLC

4,349,000,000 Ordinary Shares Representing 43,490 American Depositary Shares

This prospectus supplement No. 8 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, as amended, effective as of May 9, 2025 (the “Prospectus”), related to the resale by the selling shareholders identified in the Prospectus of up to an aggregate of 4,349,000,000 of our ordinary shares, nominal value £0.000001 per share, represented by 43,490 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Form 6-K, filed with the Securities and Exchange Commission on August 18, 2025.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on August 15, 2025 was $7.04.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is August 18, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-37652

Biodexa Pharmaceuticals PLC
(Translation of registrant's name into English)

1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Enrollment of First Patients in Phase 3 Serenta Trial

On August 18, 2025, Biodexa Pharmaceuticals PLC (the “Company”) announced the enrollment of the first two patients by the Pan American Center for Oncology Trials in San Juan, Puerto Rico into its pivotal Phase 3 Serenta trial of eRapa in patients with familial adenomatous polyposis (“FAP”).

The information included under the heading “Enrollment of First Patients in Phase 3 Serenta Trial” shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-209365) and Form F-3 (Registration Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On August 18, 2025, the Company issued a press release regarding the enrollment of the first two patients in the Company’s pivotal Phase 3 Serenta trial of eRapa in patients with FAP, a copy of which is attached to this Form 6-K as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH:

Exhibit Number	Description

99.1	Press Release dated August 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC
(Registrant)

Date: August 18, 2025	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer, Chief Financial Officer

EXHIBIT 99.1

Biodexa Announces Enrolment of First Patients into Pivotal Phase 3 Serenta Trial  in Familial Adenomatous Polyposis (FAP)

August 18, 2025

Biodexa Announces Enrolment of First Patients into Pivotal Phase 3 Serenta Trial in Familial Adenomatous Polyposis (FAP)

Opportunity to be First Mover in $7.3Bn Addressable Market

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, is pleased to announce the enrolment of the first two patients by the Pan American Center for Oncology Trials in San Juan, Puerto Rico into its pivotal Phase 3 Serenta trial of eRapa in patients with familial adenomatous polyposis (FAP), a mostly inherited disease that, if left untreated, almost always leads to colorectal cancer. The only current treatment option is sequential resection of the gastrointestinal tract.

Commenting, Stephen Stamp CEO and CFO of Biodexa said “Enrolling the first patients in our pivotal Phase 3 study in FAP is a seminal event for our company, our collaborator Emtora Biosciences and our CRO, LumaBridge. As the only drug candidate for FAP in Phase 3, our combined team is committed to advancing eRapa as the first non-surgical treatment for the thousands of patients worldwide suffering from this debilitating disease. We recognize both the responsibility and the opportunity to be the first mover in this $7 billion addressable market. And none of this would have been possible without the support of CPRIT which has awarded $20 million in grant funding to support the program”.

Dr. Marcia Cruz-Correa, Clinical Investigator, added “At Pan American Center for Oncology Trials, we are pleased to be part of the Serenta trial and delighted to be recognized as the first enroller of patients. Its Phase 2 data are promising and, if replicated in the Phase 3 Serenta trial, eRapa could become the first therapeutic treatment for FAP patients who currently have no options other than life-altering surgery”.

eRapa Phase 3 program
The Serenta trial (NCT06950385) is a double-blind placebo-controlled trial in 168 patients, randomized 2:1 drug / placebo to evaluate the safety and efficacy of eRapa in individuals diagnosed with FAP. All study sites have been identified and are in the process of onboarding. The US component of the trial, incorporating 20 sites, is being managed by LumaBridge based in San Antonio, Texas. The European component, comprising 10 sites will be conducted by Precision for Medicine. For more information about the Serenta trial, including eligibility criteria and specific site locations, please visit https://serentatrial.com/

About FAP
Familial adenomatous polyposis is a rare, inherited disorder characterized by the development of hundreds to thousands of colorectal polyps and a near-100% lifetime risk of colorectal cancer if left untreated. There is a significant unmet need for effective, less invasive therapies for FAP patients. FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care.. There is a significant hereditary component to FAP with a reported prevalence of one in 5,000 to 10,000 in the US1 and one in 11,300 to 37,600 in Europe2.

About eRapa

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis3. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

$7.3Bn FAP addressable market opportunity
Based on the lowest estimates of prevalence of 1/10,000 and 1/37,600 in the US and Europe, respectively, the adult populations in each territory of approximately 258 million and 358 million and the median annual cost of approved non-biologic orphan drugs in the US of $206,1764, the implied combined US / European addressable market for eRapa in FAP is approximately $7.3Bn.

The Cancer Prevention and Research Institute of Texas
To date, CPRIT has awarded $2.9 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has recruited 237 distinguished researchers, supported the establishment, expansion or relocation of 43 companies to Texas and generated over $5.7 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided 7.4 million life-saving cancer prevention and early detection services reaching Texans from all 254 counties. On November 5, 2019, Texas voters overwhelmingly approved a constitutional amendment to provide an additional $3 billion to CPRIT for a total $6 billion investment in cancer research and prevention. Learn more at https://cprit.texas.gov/.

1.        www.rarediseases.org
2.        www.orpha.net
3.        Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755
4.        Althobaiti et al. https://pmc.ncbi.nlm.nih.gov/articles/PMC9957503/

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.